UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Collectors Universe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number)

Connor Haley

ALTA FOX Capital MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,421
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX SPV 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		209,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

209,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 19421R200

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons believe that the tender offer commenced by Cards Acquisition Inc. to purchase all of the outstanding Shares at a price of $75.25 per Share (the “Offer”) is neither fair nor in the best interests of stockholders. The Reporting Persons believe that this transaction significantly undervalues the Issuer’s brand and its future growth prospects, and therefore, the Offer does not properly consider the interests of stockholders who may desire to retain their shares in the Issuer and have the opportunity to participate directly in the Issuer’s growth potential. As a result, the Reporting Persons do not intend to tender their Shares in the Offer and instead intend to exercise appraisal rights under Delaware law in accordance with the procedures outlined in “Item 8. Additional Information” in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 17, 2020.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,058,657 Shares outstanding, as of December 10, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on December 17, 2020.

A.	Alta Fox Opportunities
(a)	As of the close of business on January 6, 2021 Alta Fox Opportunities beneficially owned 287,421 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,421
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,421

(c)	Alta Fox Opportunities has not entered into any transactions in the Shares during the past sixty days.
8

CUSIP No. 19421R200

B.	Alta Fox SPV
(a)	As of the close of business on January 6, 2021, Alta Fox SPV beneficially owned 209,524 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 209,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 209,524

(c)	Alta Fox SPV has not entered into any transactions in the Shares during the past sixty days.
C.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox GP has not entered into any transactions in the Shares during the past sixty days.
D.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days.
9

CUSIP No. 19421R200

E.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days.
F.	Mr. Haley
(a)	Mr. Haley, as the Managing Partner of Alta Fox Capital, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Mr. Haley has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

10

CUSIP No. 19421R200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021

ALTA FOX OPPORTUNITIES FUND, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX SPV 1, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX GenPar, lp

By: Alta Fox Equity, LLC,

its general partner

ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY

11